of 3

August 31, 2015

VIA EDGAR

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 3030
Washington, DC 20549

Re:     ASM International N.V.
Form 20-F for the Fiscal Year Ended December 31, 2014
Filed April 9, 2015
Form 20-F/A for the Fiscal Year Ended December 31, 2014
Filed June 29, 2015
File No. 000-13355

Dear Mr. Cascio:

This letter responds to the comments in your letter dated August 17, 2015 to Charles D. del Prado, ASM International N.V.’s Chief Executive Officer, relating to our Form 20-F/A for the Fiscal Year Ended December 31, 2014 filed June 29, 2015. Your comments are reproduced below and numbered in accordance with the May 15, 2014 letter. Our response to each comment is noted below the comment.

Form 20-F/A for the Fiscal Year Ended December 31, 2014

Exhibit Index

1.
Please amend the filing to include the certifications required by Rule 13a-14(a) and 13a-14(b). Your exhibit index indicates they have been included, however we do not see the new certifications in your amended filing. Refer to Instructions for Exhibits in Form 20-F and Rule 12b-15 of Subpart A under the Securities Exchange Act of 1934 for the relevant requirements.

Company Response:

We have amended the filing by filing Amendment No. 2 to Form 20-F/A to include the certifications required by Rule 13a-14(a) and 13a-14(b), on August 31, 2015.

We acknowledge that:

1.	we are responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact our counsel, Steve Emerick, if you have questions or if we can be helpful in any other way. He can be reached via phone: 602-230-5517; fax: 60-417-2980; or email: steve.emerick@quarles.com.

Regards,

ASM INTERNATIONAL N.V.

/s/ Peter A.M. van Bommel
Peter A.M. van Bommel
Member of the Management Board,
Chief Financial Officer